SALANS
ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 Fax +1 (212) 632 5555
Fed I.D. Number 52-1784534

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34735

January 16, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: ASSA ABLOY AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34735)-Press Release

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

Enclosure
cc: Martin Hamner
Nina Svensson, Esq.
Jacob Wahlberg
Robert K. Smits, Esq.

dlw 1/30

Press release

from ASSA ABLOY AB (publ) January 15, 2007 no:1/07

ASSA ABLOY acquires Australian market leader in fire rated doors

ASSA ABLOY has signed an agreement to acquire the Australian-based company Pyropanel, a leading producer of specialised doors and fire-rated products.

Pyropanel was founded in 1976 and today has 75 employees with regional operations in Victoria, New South Wales and Queensland, Australia.

Pyropanel's product offering along with ASSA ABLOY's specification strength is expected to create further growth opportunities and strengthen the company's position in the commercial segment.

Pyropanel's sales reached AUD 19 million in 2006 with a good EBIT-margin and the acquisition is expected to be EPS accretive from the date of acquisition. Pyropanel will be consolidated on February 1, 2007 into division Asia Pacific.

Further information can be obtained from

Martin Hamner, Director of Investor Relations and Group Controller, Tel: +46 8 506 485 79

ASSA ABLOY
The World's Leading Lock Group

ASSA ABLOY AB (publ) • P.O. Box 70340, SE-107 23 Stockholm • Phone: +46-8-506 485 00 • Fax: +46-8-506 485 85
www.assaabloy.com

SALANS
ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 Fax +1 (212) 632 5555
Fed I.D. Number 52-1784534

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34735

January 16, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: ASSA ABLOY AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34735)-Press Release

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

Enclosure
cc: Martin Hamner
Nina Svensson, Esq.
Jacob Wahlberg
Robert K. Smits, Esq.

Press release

from ASSA ABLOY AB (publ) January 16, 2007 no:2/07

ASSA ABLOY obtains USD 300 million financing from U.S. Institutional investors

ASSA ABLOY has concluded a USD 300 million U.S. private placement with the assistance of Barclays Capital. The transaction was subscribed by a diverse group of investors and consisted of five tranches from 5 to 12 years in both fixed and floating rates notes.

"The deal is complementary to our first U.S. private placement deal executed in May 2005. The response from existing and new investors is very satisfactory. We have now established a long term financing structure for our business needs in the Americas at good conditions." says Tomas Eliasson, Executive Vice President and CFO.

Further information can be obtained from

Tomas Eliasson, Executive Vice President and CFO, tel: +46 8 506 485
Eddie Fransson, Corporate Treasurer, tel: +41 22 318 45 05
Martin Hamner, Director of Investor Relations and Group controller, tel: +46 8 506 485 79

ASSA ABLOY

The World's Leading Lock Group

ASSA ABLOY AB (publ) • P.O. Box 70340, SE-107 23 Stockholm • Phone: +46-8-506 485 00 • Fax: +46-8-506 485 85
www.assaabloy.com